July 15, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Comment Letter Dated June 13, 2005

Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 31, 2005

Form 10-K/A for Fiscal Year Ended December 31, 2004, Filed April 29, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005, Filed May 10, 2005

File No. 0-32261

Ladies and Gentlemen,

Set forth below are the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the comment letter of the Staff dated June 13, 2005. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management’s Discussions and Analysis, Page 30

Results of Operations Table, page 34

1.	Please reconcile total revenues in this table of $65,236 and $86,036 for the periods ended December 31, 2003 and 2002 to the amounts presented in your Consolidated Statements of Operations of $70,151 and $80,017.

Response: We have attached Schedule A to this letter which sets forth the reconciliation as requested in this comment.

Contractual Obligations, page 40

2.	Please reconcile total long-term debt in your table of contractual obligations of $218,438 to the total amount presented in your Consolidated Balance Sheets as of December 31, 2004 for short-term and long-term debt of $210,309.

Response: We have attached Schedule B to this letter which sets forth the reconciliation as requested in this comment. In future filings the Company will reconcile these amounts.

Financial Statements

Consolidated Statements of Comprehensive Income (Loss), page F-8

3.	The guidance in paragraph 25 of SFAS 130, requires the disclosure of income tax expense or benefit allocated to each component of other comprehensive income, either on the face of the statement in which those components are displayed, or in the notes to your financial statements.

Response: The Company elected to use the Two-Statement Approach as illustrated in Appendix B of SFAS 130. We have elected to present the allocated tax benefit on the face of the statement. Due to the valuation allowance that we have recorded against our tax assets, the net of tax amount is zero. We stated the amount is net of tax and in the footnotes we disclosed that we had recorded a valuation allowance against all of our deferred tax assets. In future filings the Company will state that the amount is net of tax of zero on the face of the statement to add more clarity until such time that we are no longer carrying the deferred tax assets with a full valuation allowance.

Exhibits 31.1 and 31.2

4.	We note your reference to Exchange Act Rules 13a-14 and 15d-14 for the definitions of disclosure controls and procedures. In conjunction with Release No. 33-8238, effective August 14, 2003, these definitions now reside in Exchange Act Rules 13a-15(f) and 15d-15(f).

Response: The Company will change the statement in future certifications to conform to the revised certification requirements as set forth in the Final Rules, Release Number 33-8238.

Form 10-K/A for the Fiscal Year Ended December 31, 2004

Exhibits 31.1 and 31.2

5.	We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not include the introductory language required in paragraph 4, referring to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company, or paragraph 4(b). Please note that the introductory language and paragraph 4(b) became mandatory once you were required to include management’s internal control report and the related attestation report of your independent accountants in your annual report. You may refer to Release No. 33-8238, Item III.E., Discussion of Amendments Related to Certification, Transition Period, at http://www.sec.gov/rules/final/33-8238.htm#iiie for further guidance.

Response: The Company will change the statement in future certifications to conform to the revised certification requirements as set forth in the Final Rules, Release Number 33-8238.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Note 3 – Asset Retirement Obligations, page 7

6.	Please disclose the reasons you believe it is appropriate to reduce your asset retirement obligation for liabilities incurred, so that it is clear how your accounting complies with the guidance in paragraphs 13 through 15 of SFAS 143.

Response: Note 3 of the financials included in the Form 10-Q for the Fiscal Quarter Ended March 31, 2005 reflects an increase in the asset retirement obligation for liabilities incurred during the period. Our disclosure does however reflect an increase in the asset retirement obligation for liabilities settled during the period. The reader of the financials would expect settlements to decrease the asset retirement obligation. This unusual increase is due to subsequent period adjustments to prior period partial abandonment settlement accruals. These adjustments are not due to the passage of time or revisions to the timing or amount of the original estimate as discussed in paragraphs 13 through 15 of SFAS 143.

Engineering Comments

Our Business Strategy, page 6

7.	We note your statement, “From the inception of operations through March 25, 2005, we have successfully brought to production 37 out of 38 projects from previously undeveloped reservoirs, a 97% success ratio.” Please furnish us with a spreadsheet comparison between the pre-drill gross proved undeveloped reserves for each of these 37 projects and the current gross proved estimated ultimate recovery for these same projects. Reconcile the gross figures to your disclosed net volumes. Explain any obviously large differences between pre-drill and post-drill figures. Specifically address whether 3-D seismic interpretation was used to estimate proved reservoir dimensions. Include the original projected PUD drill dates and capital costs and the actual capital expenditures and spud dates. You may contact us for assistance in this or any other matter.

Response: We will respond to this comment under separate cover during the week of July 18 in order that we may provide a complete and accurate response.

Oil and Natural Gas Reserves, page F-27

8.	We note that 78% of your disclosed proved reserves are undeveloped. Please submit to us the petroleum engineering reports – in hard copy and electronic spreadsheet format – you used as the basis for your year-end 2004 proved reserve disclosures. The report should include one-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production and anticipated capital costs – including abandonment – for your proved undeveloped properties.

Response: We will respond to this comment under separate cover during the week of July 18 in order that we may provide a complete and accurate response.

If you have any questions or comments, please call me at 713-403-5514.

Sincerely,
ATP Oil & Gas Corporation

/s/ Albert L. Reese, Jr.
Albert L. Reese, Jr.
Chief Financial Officer

ATP Oil & Gas Corporation

Response to Comment Letter Dated June 13, 2005

SCHEDULE A

Revenue Reconciliation

(In Thousands)

	Year Ended December 31,
	2003	2002
Oil and gas revenues, including the effects of settled derivatives (1)	$65,236	$86,036
Hedging ineffectiveness for the period (2)	(279)	(301)
Derivative activities previously recognized to earnings (3)	5,219	(6,058)
Other (4)	(25)	340

Oil and gas revenue per income statements	$70,151	$80,017

(1)	Oil and gas revenues, including the effects of settled derivative activities, represent net cash received from oil and gas sales and related net derivative activities. This amount is presented because of its acceptance as an indicator of the company’s realized cash flow from its oil and gas production during the period for which it is presented.
(2)	Hedging ineffectiveness is the portion of gains (losses) on derivatives that are based on imperfect correlations to benchmark oil and natural gas prices.
(3)	These amounts eliminate the impact of net derivative transactions recognized in the prior year that were cash settled in the presented year. This activity occurred prior to ATP’s adoption of hedge accounting in accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended.
(4)	This amount includes the results of the marketing activity of ATP Energy, a wholly owned subsidiary.

ATP Oil & Gas Corporation

Response to Comment Letter Dated June 13, 2005

SCHEDULE B

Contractual Obligations

(In Thousands)

December 31, 2004
Current maturities of long-term debt per the Consolidated Balance Sheets on page F-4	$2,200
Long-term debt per the Consolidated Balance Sheets on page F-4	208,109

Total long-term debt per Consolidated Balance Sheets	210,309

Add unamortized original issue discount (disclosed in Note 6 on page F-15)	8,129

Long-term debt per the Contractual Obligations table on page 40 of MD&A	$218,438